UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Shanda Interactive Entertainment Limited

(Name of the Issuer)

Shanda Interactive Entertainment Limited

Tianqiao Chen

Qian Qian Chrissy Luo

Danian Chen

Premium Lead Company Limited

New Era Investment Holding Ltd.

Shanda Media Limited

Shanda Investment International Ltd.

Silver Rose Investment Limited

Crystal Day Holdings Limited

Fortune Capital Holdings Enterprises Limited

First Step Services Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

81941Q2031

(CUSIP Number)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Grace Wu Shanda Interactive Entertainment Limited No. 208 Juli Road Pudong New Area Shanghai 201203 People’s Republic of China Telephone: +86 21 6058 8688

Chunyan Ge

c/o: Tianqiao Chen

        Qian Qian Chrissy Luo

        Danian Chen

        Premium Lead Company Limited

        New Era Investment Holding Ltd.

        Shanda Media Limited

        Shanda Investment International Ltd.

        Silver Rose Investment Limited

        Crystal Day Holdings Limited

        Fortune Capital Holdings Enterprises Limited

        First Step Services Limited

Unit 403A, 4/F Golden Center

188 Des Voeux Road Central

Hong Kong

Telephone: +65 8434 2868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	James C. Lin, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell LLP
12th Floor East Tower, Twin Towers	c/o 18th Floor, The Hong Kong Club Building
B-12 Jianguomenwai Dajie	3A Chater Road
Beijing 100022, China	Hong Kong
Telephone: +86 10 5922 8005	Telephone: +852 2533 3300

Gregory D. Puff, Esq.	Zhan Chen, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell LLP
12/F, Gloucester Tower	c/o 18th Floor, The Hong Kong Club Building
The Landmark	3A Chater Road
15 Queens Road Central	Hong Kong
Hong Kong	Telephone: +852 2533 3300
Telephone: +852 2978 8082

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP
29/F, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852 3476 9088

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☑ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$700,072,606	$80,228.32

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $20.675 for 33,127,684 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 1,239,086 ordinary shares issuable under all outstanding and unexercised options multiplied by $12.233 per share (which is the difference between $20.675 per share merger consideration and the weighted average exercise price of $8.442 per share ((a) and (b) together, the “Transaction Valuation”))
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.0001146.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Tianqiao Chen, the chairman of the board, chief executive officer and president of the Company; (c) Ms. Qian Qian Chrissy Luo, wife of Mr. Tianqiao Chen and a non-executive director of the Company; (d) Mr. Danian Chen, brother of Mr. Tianqiao Chen and chief operating officer and a director of the Company; (e) Premium Lead Company Limited, a British Virgin Islands company (“Parent”); (f) New Era Investment Holding Ltd., a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (g) Shanda Media Limited, a British Virgin Islands company; (h) Shanda Investment International Ltd., a British Virgin Islands company; (i) Silver Rose Investment Limited, a British Virgin Islands company; (j) Crystal Day Holdings Limited, a Hong Kong company; (k) Fortune Capital Holdings Enterprises Limited, a British Virgin Islands company; and (l) First Step Services Limited, a British Virgin Islands company. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

On November 22, 2011, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen.

Under the terms of the merger agreement, at the effective time of the merger (the “effective time”), each outstanding Share will be cancelled in exchange for the right to receive $20.675 and each ADS, each representing two Shares, will represent the right to receive $41.35 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) Shares and ADSs beneficially owned by any of the Filing Persons prior to the effective time of the merger, which will be cancelled for no consideration, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law, which will be cancelled for their appraised or other agreed value.

At the effective time of the merger, each option to purchase Shares pursuant to the Company’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan that is then outstanding and unexercised will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time of the merger multiplied by (b) the excess of $20.675 over the exercise price payable per Share under such option, without interest, net of any applicable withholding taxes.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person, by proxy or by corporate representative as a single class at the extraordinary general meeting of shareholders of the Company held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached hereto as Exhibit (a)(1)), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Shanda Interactive Entertainment Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D — Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material PRC Income Tax Considerations”

•	“Material Cayman Islands Tax Considerations”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as the Special Committee’s Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as the Special Committee’s Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as the Special Committee’s Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2009 and 2010 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2010, as amended, originally filed on June 30, 2010 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated January 13, 2012 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card.

(a)-(4)	ADS Voting Instruction Card.

(a)-(5)	Press Release issued by the Company, dated November 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2011.

(b)-(1)	Facility Agreement, dated November 22, 2011, incorporated herein by reference to Exhibit 99.7 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(b)-(2)	Voting and Support Undertaking Letter, dated November 22, 2011, incorporated herein by reference to Exhibit 99.8 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(c)-(1)	Opinion of Merrill Lynch (Asia Pacific) Limited, dated November 22, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 22, 2011.

(c)-(3)	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 13, 2011.

(c)-(4)	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 19, 2011.

(d)-(1)	Agreement and Plan of Merger dated as November 22, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 5, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012

Shanda Interactive Entertainment Limited

By:	/s/ Grace Wu
	Name:	Grace Wu
	Title:	Director and Chief Financial Officer

Tianqiao Chen

/s/ Tianqiao Chen
Tianqiao Chen

Qian Qian Chrissy Luo

/s/ Qian Qian Chrissy Luo
Qian Qian Chrissy Luo

Danian Chen

/s/ Danian Chen
Danian Chen

Premium Lead Company Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

New Era Investment Holding Ltd.

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Shanda Media Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda Investment International Ltd.

By:	/s/ Danian Chen
	Name:	Danian Chen
	Title:	Director

Silver Rose Investment Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Crystal Day Holdings Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

Fortune Capital Holdings Enterprises Limited

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

First Step Services Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated January 13, 2012.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card.

(a)-(4)	ADS Voting Instruction Card.

(a)-(5)	Press Release issued by the Company, dated November 22, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2011.

(b)-(1)	Facility Agreement, dated November 22, 2011, incorporated herein by reference to Exhibit 99.7 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(b)-(2)	Voting and Support Undertaking Letter, dated November 22, 2011, incorporated herein by reference to Exhibit 99.8 to Schedule 13D, as amended, filed with the SEC on November 23, 2011.

(c)-(1)	Opinion of Merrill Lynch (Asia Pacific) Limited, dated November 22, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 22, 2011.

(c)-(3)	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 13, 2011.

(c)-(4)	Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated November 19, 2011.

(d)-(1)	Agreement and Plan of Merger dated as November 22, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 5, 2011.